SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: January 14, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from December 1, 2025 to December 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 14, 2026

[This is a translation of the Share Buyback Report for the period from December 1, 2025 to December 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 14, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of December 31, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	63,156,800		249,999,876,533
Progress of the repurchase (%)	63.16		100.00

Note 1:     The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:      It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:      The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

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	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on November 11, 2025 (Period of Repurchase: November 12, 2025 to May 14, 2026）	35,000,000 (Maximum)		100,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

December 1

December 2

December 3

December 4

December 5

December 8

December 9

December 10

December 11

December 12

December 15

December 16

December 17

December 18

December 19

December 22

December 23

		170,300 156,900 178,700 149,900 185,700 158,200 167,700 224,100 246,800 327,900 145,000 213,300 245,700 205,700 1,180,100 600,400 185,300

755,956,795

696,388,898

787,266,495

662,395,298

803,467,001

679,131,100

724,790,998

947,064,707

1,019,915,092

1,364,511,386

601,570,896

875,755,792

990,852,006

831,310,590

4,715,284,738

2,383,606,672

751,978,196

Total	—	4,741,700	19,591,246,660
Total number of shares repurchased as of the end of the reporting month	7,128,800		30,343,819,436
Progress of the repurchase (%)	20.37		30.34

Note 1:     The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:      It was resolved by the Board of Directors as of November 11, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

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2.	Status of Disposition

(as of December 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)

(Date of disposition)

December 1

December 2

December 3

December 5

December 8

December 9

December 10

December 11

December 12

December 15

December 16

December 17

December 18

December 19

December 22

December 23

		23,000 52,000 72,500 141,800 130,000 16,000 29,500 1,500 689,500 5,000 11,500 30,000 14,500 3,000 98,500 28,000	68,647,640 155,203,360 216,389,300 423,227,624 388,008,400 47,754,880 88,048,060 4,477,020 2,057,936,860 14,923,400 34,323,820 89,540,400 43,277,860 8,954,040 293,990,980 83,571,040
Total	—	1,346,300	4,018,274,684
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) December 1 December 3 December 18 December 25 December 30	4,857,839 16,268 215 129 68	14,499,094,907 48,554,774 641,706 385,024 202,958
Total	—	4,874,519	14,548,879,369
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	6,220,819		18,567,154,053
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

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3.	Status of Shares Held in Treasury

(as of December 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	181,736,972

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